FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

-----------------

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2005

QSound Labs, Inc.

(Translation of Registrant's Name into English)

-----------------

400 – 3115 12 Street N.E.

Calgary, Alberta Canada T2E 7J2

(Address of principal executive offices)

-----------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (7):

Indicate by check mark by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No    X_

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Registrant herewith furnishes press release dated April 29, 2005 and Outcome of Voting, Annual Meeting of Shareholders, April 29, 2005 .

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

 QSound Labs, Inc.

  (Registrant)

Date: May 2, 2005

/s/ Joanna Varvos

        Joanna Varvos

Joanna Varvos

Corporate Secretary

QSOUND LABS, INC.

REPORT OF MATTERS VOTED ON AND OUTCOME OF VOTING

ANNUAL MEETING OF SHAREHOLDERS

APRIL 29, 2005

This report sets out a description of each matter voted on at the Annual Meeting of shareholders of QSound Labs, Inc. (“Company”) held in Calgary, Alberta on April 29, 2005 and the outcome of voting.

1.

Description of Matter

Appointment of KPMG Chartered Accountants, as auditors of the Company to hold office until the next annual general meeting or until a successor is appointed, at a remuneration to be fixed by the directors, the directors being authorized to fix such remuneration.

Outcome of Voting

Approved.

2.

Description of Matter

Election of David J. Gallagher, M. Patty Chakour, Stanley E. McDougall and D. Tony Stelliga as directors of the Company to hold office until the next annual meeting of the Company.

Outcome of Voting

Approved.

3.

Description of Matter

Approval of the grants of the following options:

Name	Date of Grant	No. of Options Granted	Exercise Price	Market Price on date of Grant	Expiry Date
Joanna Varvos[1]	April 1, 2004	50,000	$2.05 U.S.	$2.05 U.S.	April 1, 2009
Doug Drury[2]	April 1, 2004	12,500	$2.05 U.S.	$2.05 U.S.	April 1, 2009

1  25,000 of these options vest upon shareholder approval and 25,000 options vest on July 1, 2005.

2  These options vest on July 1, 2005.

Outcome of Voting	Approved.

FOR IMMEDIATE RELEASE

Contact

Paula Murray

Phone: 954-796-8798

paula.murray@qsound.com

QSound Labs Reports First Quarter Results for 2005 at

Annual Shareholders Meeting

Calgary, Alberta – April 29, 2005 -- QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio and voice software products, today reported its first quarter financial results at its 2005 Annual Shareholders meeting. Revenues for the three months ended March 31, 2005 were $477,000 as compared to $510,000 for the same period in FY2004. The net loss for the period was $(375,000) or $(0.04) per share as compared to a net loss of $(643,000) or $(0.09) per share for the same period in FY2004.

The Company reported a working capital surplus of $3,111,000 at March 31, 2005 of which cash comprised $2,747,000.

All proposed motions were carried at the shareholder meeting, including the election of directors, who as their first order of business appointed Grant Thornton LLP to act as auditors of the Company following the resignation, at the Company’s request, of KPMG LLP as part of new initiatives related to containment of higher regulatory compliance costs in the Sarbanes-Oxley era.

In reviewing the status of the Company, David Gallagher, President of QSound Labs noted the following achievements during the previous year:

The license of QXpander™ stereo enhancement and Q3D® positional audio to Qualcomm Incorporated, the world leader in CDMA technology, for use in their new enhanced

- more -

multimedia chipsets, was an excellent launching pad and endorsement for the Company’s

microQ™ product suite. Qualcomm is now shipping sample quantities of these chipsets to their customer base, for use in 3G enhanced mobile products.

These same technologies were licensed by Vodafone for use in its VFX reference implementation for 3G products.

The incorporation of microQ software in SmartPhones manufactured by MiTAC, E-TEN and Wistron is an indicator of the future trend towards using cost effective software solutions for audio rather than hardware specific solutions. This trend will result in semiconductor companies incorporating new features into their products thus opening up the market for our technology to larger volume product shipments.

The Company has successfully integrated its microQ software into platforms from most of the world’s leading semiconductor companies and expects to have shipped technology on chipsets from Texas Instruments, Qualcomm and Intel by mid-2005. Additionally during that time, the Company’s  first Symbian phone design win will have shipped. By the end of 2005, the Company expects its technology to be shipping on solutions from ACD (a division of UTStarcom), ATI, Broadcom, LSI, PacketVideo, Pulsus Technology and Samsung Semiconductors. All of these relationships were established in 2004 but given the complex nature of these custom baseband and multimedia chipsets, design cycles are much longer than the Company has experienced in the consumer electronics and PC markets previously.

In the PC market, the Company has licensed its technology to VIA and Sony VAIO and in the DVD market has expanded its license with Toshiba to include DVD-R products.

The Company has also made progress in developing a new VoIP product line for the small business market and expects to conclude regulatory testing in time for a product launch later this year.

In conclusion, Mr. Gallagher stated “Management has been keenly aware that revenue from our legacy licenses would decline through 2004 and 2005 and had targeted the mobile market to not only replace these revenues but to also grow them. The efforts of the past eighteen months, although not yet reflected in the financial statements, have gone a long way towards achieving this goal."

- more -

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, increased opportunities in the semi-conductor sector, expectation in 2005 of revenues from existing audio design wins, and introduction of new VoIP products.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with loss of relationships with companies that do business with QSound, successful product development, introduction and acceptance, QSound's ability to carry out its business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, general economic and business conditions and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

###

QSound Labs, Inc.
Consolidated Balance Sheets
As at March 31, 2005 and December 31, 2004
(Expressed in United States dollars under United States GAAP)

	March 31, 2005	December 31, 2004
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$ 2,746,529	$ 3,327,543
Accounts receivable	462,677	210,967
Inventory	121,012	162,568
Deposits and prepaid expenses	135,479	61,438
	3,465,697	3,762,516

Capital assets	1,298,159	1,302,598
Other intangible assets	163,019	162,720

	$ 4,926,875	$ 5,227,834

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued Liabilities	$ 285,897	$ 245,664
Deferred Revenue	68,696	59,745
	354,593	305,409

Shareholders' equity
Share capital (8,437,585 common shares)	46,017,097	45,792,526
Warrants	1,502,331	1,502,331
Contributed Surplus	1,331,627	1,329,136
Deficit	(44,278,773)	(43,701,568)
	4,572,282	4,922,425

	$ 4,926,875	$ 5,227,834

QSound Labs, Inc.
Consolidated Statements of Operations and Deficit
For the three month periods ended March 31, 2005 and 2004
(Expressed in United States dollars under United States GAAP)

	2005	2004
	(unaudited)	(unaudited)
REVENUE
Royalties and license fees	$ 337,648	$ 205,467
Product sales	139,096	304,781
	476,744	510,248

Cost of product sales	46,806	138,663
	429,938	371,585

EXPENSES:
Marketing	230,974	350,476
Operations	43,230	71,536
Product engineering	227,025	224,517
Administration	192,601	255,467
Foreign exchange loss (gain)	1,971	150
Depreciation and amortization	101,684	107,629
	797,485	1,009,775

OPERATING PROFIT	(367,547)	(638,190)

OTHER ITEMS
Interest and other income	11,453	1,139
Other	(19,053)	(5,527)
	(7,600)	(4,388)

NET INCOME FOR PERIOD	(375,147)	(642,578)
DEFICIT BEGINNING OF PERIOD	(43,903,626)	(41,977,680)
DEFICIT END OF PERIOD	$ (44,278,773)	$ (42,620,258)

INCOME PER COMMON SHARE	$ (0.04)	$ (0.09)

QSound Labs, Inc.
Consolidated Statements of Cash Flows
For the three month periods ended March 31, 2005 and 2004
(Expressed in United States dollars under United States GAAP)

	2005	2004
	(unaudited)	(unaudited)
Cash provided by (used in)

OPERATIONS
Income for the period	$ (375,147)	$ (642,578)
Items not requiring (providing) cash:
Depreciation and amortization	101,684	107,629
Compensation cost of options issued	22,037	108,307
Changes in working capital balances	(249,903)	(263,361)
	(501,329)	(690,003)

FINANCING
Issuance of common shares, net	17,859	35,070
	17,859	35,070

INVESTMENTS
Purchase of capital assets	(82,654)	(31,666)
Purchase of intangible assets	(14,890)	(15,861)
	(97,544)	(47,527)

Increase (decrease) in cash	(581,014)	(702,460)
Cash and cash equivalents beginning of period	3,327,543	2,061,093

Cash and cash equivalents end of period	$ 2,746,529	$ 1,358,633